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                           February 5, 2021

       Eyal Ofir
       Chief Executive Officer
       Lazard Growth Acquisition Corp. I
       30 Rockefeller Plaza
       New York, New York 10112

                                                        Re: Lazard Growth
Acquisition Corp. I
                                                            Amendment No. 1 to
Form S-1
                                                            Filed February 2,
2021
                                                            File No. 333-252408

       Dear Mr. Ofir:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed February 2, 2021

       Principal Shareholders, page 132

   1. We note your response to comment 1. Please revise to identify the natural persons who are the ultimate
control persons of the shares held by LGACo 1 LLC.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Eyal Ofir
Lazard Growth Acquisition Corp. I
February 5, 2021
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNameEyal Ofir
                                                          Division of
Corporation Finance
Comapany NameLazard Growth Acquisition Corp. I
                                                          Office of Real Estate
& Construction
February 5, 2021 Page 2
cc:       Nicholas A. Dorsey
FirstName LastName